Exhibit 99.1

AIXTRON AG

Conference Call First Quarter 2005

Edited Transcript Of Prepared Remarks

Wednesday, May 11, 2005

15:30 CEST

Operator: Good day, everyone and welcome from Aachen, Germany to the AIXTRON 2005 first quarter results conference call.

Today’s call is being recorded and I would now like to hand you over to Klaus Gruendel, AIXTRON’s Head of Investor Relations and Corporate Communication for the opening remarks and introductions.

Klaus F. Gruendel (Head of Investor Relations, AIXTRON):

Thank you. Good day everyone and thank you for attending today’s call. With us today are Paul Hyland, AIXTRON’s President & Chief Executive Officer and Wolfgang Breme, AIXTRON’s Chief Financial Officer.

As the operator indicated; this call is being recorded by AIXTRON and is considered copyright material and as such cannot be recorded or rebroadcast without express permission and your participation in this call implies your consent to this taping.

To the extent that during this call you may participate in discussions or speculations concerning future earnings, disclosures, market expectations, predictions, technology acceptances, future earning expectations or indeed hear statements about future conditions, products, disclosures or any forward looking speculation, then such statements are forward looking and are subject to risks and uncertainties that could cause actual results to differ materially from the opinions and statements made in this call. These factors are discussed in the company’s Annual Report and have been described in those documents and statements required by law and under German and US regulatory requirements issued in the previous 12 months.

This call is not being immediately presented via Webcast or any other medium, however the company reserves the right to do so at some point in the future. In the event that the decision is taken to do so, this decision will be announced via the Company Website at www.aixtron.com.

This presentation may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private

Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plans,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this presentation are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this presentation, and you should not interpret such a reference as an incorporation by reference of such information.

I will now hand you over to Paul Hyland, AIXTRON’s President & CEO to start the actual presentation

Paul Hyland (President and Chief Executive Officer, AIXTRON):

Thank you. Good afternoon everybody.

Today we are presenting our financial results for the first quarter ending March 31st 2005 and would like to take the opportunity to share with you our insight into the current market conditions as we see them.

To open, I would like to give you a brief overview of the financial results for the first quarter ending March 31, 2005.

But before I start I would like to draw to your attention that all of the figures quoted today will be in Euros and the year on year comparisons reflect the financial restatements announced by the company on December 23, 2004 following the Company’s decision to change the company Revenue Recognition procedures in line with the guidelines and recommendations of the SEC for registered US GAAP companies.

These results also include two weeks of financial results of the acquired Genus business covering the period from completion of the transaction on March 14, 2005 to March 31, 2005.

The final revenue for the first quarter 2005 was Euro 22.2 million, a Euro 4.4 million and 16.5% decrease year on year on the reported revenue figure for Q1 2004 and a 56% reduction on the Euro 50 million Q4 2004 revenues. However, it should be remembered that this first quarter revenue figure was strongly influenced by the accelerated delivery demand we experienced in Q4 2004, which drew approximately Euro 10 million out of Q1 2005 into Q4 2004. We did not see a repeat of that ‘pull forward’ demand in Q1 out of Q2.

The recent VLSI report from which we draw our Market Share analysis leads us to believe that we have increased our Market Share for the MOCVD markets we compete in, to about 63% in 2004 and possibly even higher on the strength of more recent published results.

The cost of goods sold for the reported revenue was Euro 13.8 million, a 19% decrease on the Q1 2004 figure and a 59% decrease on the Euro 33.4 million Q4 2004 figure.

The consequent gross Margin figure of Euro 8.4 million is a Euro 1.2 million reduction year on year and represents a 38% gross margin, a 2%-point improvement on Q1 2004 and 2004 in general, however, I should point out that the recent change in revenue recognition can introduce a time lag effect on gross margin, so this figure should not be viewed entirely as reflective of Q1 alone.

Selling, general & administrative costs rose, year on year, by Euro 0.4 million to Euro 6.9 million for the first quarter.

Very much in line with the run rate last year, research and development costs rose 14%, year on year, to Euro 5.0 million for the first quarter, a decrease of Euro 1.0 million over Q4 2004.

Other operating income, which relates to research income, gains and losses on currency movements, amongst others, were a net Euro 2.1 million which was Euro 0.2 million higher than the corresponding quarter last year.

The resulting operating income for the first Quarter 2005 was a net loss of Euro 1.5 million compared to an operating profit of Euro 0.6 million in the first quarter of 2004.

The Company incurred a loss before tax of Euro 1.3 million in the first quarter of 2005, or 6% of revenues, compared to a 3% income before tax in Q1 2004.

The net loss of Euro 0.9 million or a negative 4% return on sales in the first quarter of 2005, compared to a 2% net return on sales for the corresponding quarter last year and a 7% net return on sales in the previous quarter.

Turning to the order backlog: At March 31, 2005 the actual order backlog figure increased by 21% from the December 31, 2004 figure to Euro 44.2 million. A direct comparison to Q1 2004 is not possible because of the change in reporting policy for revenue recognition.

The revenue value of orders, not yet recognized, at customer locations awaiting customer acceptance at March 31, 2005 totaled Euro 11.7 million at March 31, 2005 compared to Euro 15.9 million as of December 31, 2004.

Of the Euro 55.9 million of equipment orders recorded as backlog and deferred revenues recorded at March 31, 2005, approximately 78% were destined for customers in Asia, 11% in the United States and 11% in Europe. To the best of our knowledge, 81% of those customers are engaged in manufacturing products for LED applications, 7% for Telecom/Datacom, and 12% for Silicon, Display and other applications.

At the end of March 2005, the Group employed 629 employees. 308 were employed by the AIXTRON Group in Germany, 168 in the United States, 68 in Asia, 8 in Sweden and 77 in the United Kingdom. This represents an increase of 11 staff on a like for like basis, excluding the addition of the Genus team.

Equipment order intake in the first quarter was Euro 22.7 million compared to Euro 30.1 million in Q1 2004, but 23% higher than the order intake in Q4 2004. To the best of our knowledge, 94% of this order intake was destined for LED applications and the remaining 6% was destined for Silicon, Display and other applications. Customers placing orders in the first quarter of 2005 included Epistar, Epivalley, Nan Ya, NCKU, TU Braunschweig and UEC.

Dispatch values for our equipment in Q1 2005 were as follows: 87% was destined for LED applications and 13% for consumer optoelectronics. During 2004, these corresponding percentages were: LED 81%, Telecom/Datacom 7%, Consumer Optoelectronics 2%, and Silicon, Display and others 10%.

Those orders received by the Company in Q1 2005 denoted in US dollars totaled 84% of the total orders received, in comparison to 77.4 % throughout 2004.

The exchange value of the US dollar declined further against the value of the Euro during the first quarter 2005 to $1.30/Euro in comparison to the month end average, over the year, of about $1.24/Euro in 2004 but has since shown a slight improvement on the December 31, 2004 exchange rate of $1.364 /Euro.

The Company continues to employ hedging mechanisms to manage exchange rate variations during the course of the contracts, but any weakening of the US dollar in comparison to the Euro will negatively impact on the final results reported and if press speculation is accurate, may continue to do so in 2005.

The Balance Sheet remains strong.

With regard to Assets:

The cash figure of Euro 53.7 million at March 31, 2005, as with all of the balance sheet figures, includes the consolidation of the Genus balance sheet. The cash position at December 31, 2004, pre Genus, stood at Euro 45.5 million.

Accounts Receivable were Euro 0.9 million higher than the pre-Genus December 31, 2004 figure of Euro 16.0 million, reflecting the higher sales volume in 2004.

Inventories as a whole are Euro 19.6 million higher than at December 31, 2004, at Euro 54.7 million. If we break that figure down: Raw materials were Euro 2.2 million higher than at December 31, 2005, at Euro 10.2 million, and work in progress was Euro 10.1 million higher than at December 31, 2004.

Under our recently adopted revenue recognition procedures we record the value of the outstanding installation services and materials related to those orders where a portion of the revenue is only recognized upon final acceptance and it is this figure of Euro 9.9 million at March 31, 2005 you can see on our Balance Sheet described as “Inventory at Customer locations”, compared with Euro 2.3 million at December 31, 2004.

Other current assets plus current deferred income taxes at March 31, 2005 totaled Euro 6.7 million compared with Euro 8.3 million at December 31, 2004 and fixed assets and other non current assets rose from Euro 70.0 million at December 31, 2004 to Euro 179.2 million at March 31, 2005, representing a rise of Euro 109.2 million following the Genus acquisition.

Deferred tax assets were Euro 5.5 million compared to Euro 4.6 million at December 31, 2004. Current and non-current deferred tax was Euro 8.0 million compared to Euro 6.9 million at December 31, 2004.

Under Liabilities & Shareholders Equity:

Liabilities (including minorities) rose from Euro 39.5 million at December 31, 2004 to Euro 67.0 million at March 31, 2005, of which customer prepayments received totaled Euro 14.2 million compared to Euro 13.5 million at 2004 year end.

The ‘deferred revenue’ liability was Euro 5.8 million at the end of the first quarter of 2005 compared to Euro 1.8 million at the end of 2004. For the benefit of those not familiar with this line on our balance sheet, this relates to where we have already received the money for a system which has been delivered to a customer, but for which we have not yet received the final acceptance confirmation from the customer and until that happens that remaining portion of the contract value linked to the final acceptance is recognized as a potential liability.

Finally the shareholders equity increased from Euro 135.4 million at December 31, 2004 to Euro 244.1 million at March 31, 2005. This increase in shareholders’ equity was largely due to a 25 million increase in common stock plus Euro 92.7 million in additional paid in capital, resulting from issuing 24,967,885 new AIXTRON common shares against all issued and outstanding Genus, Inc. common shares as contribution in kind.

Consequently, the balance sheet total has increased from Euro 174.9 million at December 31, 2004 to Euro 311.1 million at March 31, 2005.

If I may now turn to the Business Outlook:

Evidence of the broad consensus of opinions being published earlier this year by leading economists, that a general economic slow-down was likely in 2005 seems to have been reflected in some of the recent public announcements by several of our larger competitors. Whilst we have seen an increase in demand for our products in comparison to the 4th quarter of 2004, we still see evidence of a lack of investment confidence in some markets, however we believe there are some early indications that the second half of the year may improve.

After the disappointing, but not entirely surprising, weak 4th quarter 2004 results from Genus, we have now completed our initial post-acquisition review and purchasing accounting activities in Sunnyvale, the outcome of which is already reflected in these results. We are now focusing on implementing our integration plans for Genus to bring them into line with the AIXTRON Group structures and procedures and to set some realistic objectives to make Genus a profitable business over the forthcoming period. After an equally disappointing first quarter 2005 performance at Genus, we have both major integration challenges and opportunities to realize our objective to make Genus central to our future Silicon strategy. However despite these back-to-back weak results, we remain convinced that the quality of the technology and the team at Sunnyvale will be an essential element of our future success in this arena.

The Genus team in Sunnyvale, California, is now part of the AIXTRON Silicon Semiconductor Technologies group along with the AIXTRON Silicon group based in Aachen, Germany. As part of the original announcement made in July 2004, the two groups have been working together on a joint development project in preparation for the completion of the acquisition and are now able to accelerate their plans to enhance the current product platforms for ALD, AVD® and CVD technologies and additionally to develop the next generation system technologies. It is still relatively early days and we were always very clear that the significant added value of this transaction were always in the medium to long term, but we are increasingly encouraged as to the potential of these two exceptional engineering groups. We have more than 60 years of collective experience of depositing highly complex material compositions on an atomic level and we believe that, correctly focused, that depth of experience gives

AIXTRON a very strong position as the industries we serve seek deposition technology to meet the new material challenges ahead.

If I may now turn to our guidance for 2005:

The current climate does affect our outlook for 2005, and consequently we believe our revenues for 2005 are likely to be in the range of Euro 160 million and Euro 170 million and that the consequent net loss will be in the range of Euro 10 million and Euro 15 million for the year 2005.

Whilst we believe that our pre-acquisition core business will break even on the predicted sales revenues in 2005, a combination of the predicted effect of anticipated decline in the Euro / $ rate and the post-acquisition adjustments at Genus related to the amortization of intangible assets and development cost expensing lead to the net loss guidance.

Looking forward to 2006, we believe that potential cost synergy savings of approximately 10 to 12% of Group operating expenses can be initiated over the next 12 – 18 months, but the benefits of these savings may not be realizable within 2005.

And with that I will hand you back to the operator.